                                   MAGELLAN PETROLEUM CORPORATION
10 Columbus Boulevard
Hartford, CT 06106
Telephone: (860) 293-2006
Fax: (860) 293-2349

January 30, 2009

Via Facsimile (202-772-9369)
and Edgar Submission

Mr. Gary Newberry
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549-7010

FOR COMMISSION USE ONLY

RE:           Magellan Petroleum Corporation
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 25, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 13, 2008, File No. 1-5507

Dear Mr. Newberry:

Thank you for your December 17th letter providing comments on the financial statements and related disclosures contained in the recently filed Form 10-K Annual Report and Form 10-Q Quarterly Report of Magellan Petroleum Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”).  We appreciate your input and trust that you will find this letter responsive.  Our responses follow and are presented in the order found in your letter.

Form 10-K

1.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•
Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, and why management selected these methods as being the most meaningful for the company in preparing the goodwill analysis.

•	How you weight each of the methods used, and the basis for that weighting (if multiple methods are used).
•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

In future filings, we will expand our disclosure of our Critical Accounting Policies related to goodwill in our periodic reports as follows:

Goodwill

All of our goodwill is related to the fiscal 2006 acquisition of the 44.87% of MPAL that we did not own at the time.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value may be impaired.  Our annual impairment testing date is June 30.

We employ the adjusted balance sheet method to estimate the fair value of MPAL.  This method entails estimating the fair value of all of MPAL’s balance sheet items as of the valuation date.  If the adjusted equity value, after considering the fair values of the assets and liabilities, is greater than the carrying value of MPAL, then no impairment is indicated.  Management believes that this methodology is most meaningful since the highest and best use of these assets would be to continue to hold and exploit the assets over time.

The fair value of our oil and gas properties are estimated based on the discounted cash flows of our proved and risk adjusted probable and possible reserves.

The significant assumptions used in estimating the fair values of the oil and gas properties are oil and gas selling prices for non-contracted volumes, oil and gas sales volumes, discount rates, and production trends. The fair value of MPAL is most susceptible to changes in selling prices of oil and gas and changes in estimated sales volume. As an example a 10% decrease in the selling price of oil and gas for the non-contracted volumes would reduce the estimated fair value of MPAL by approximately $4.4 million. A 10% decrease in oil and gas sales volumes would reduce the value of MPAL by approximately $6.4 million.

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

The fair value of our nondepletable exploration permits and licenses are estimated separately using one of four methods – discounted cash flows, discounted cash flows adjusted for chances of success, recent farmin costs and premiums, and estimated costs of committed work programs.  The majority of the permits and licenses are valued based on the estimated cost of agreed work program commitments, which is a methodology that is not dependent on significant assumptions.

Liquidity and Capital Resources

Consolidated, page 28

2.
Please enhance your discussion and analysis to address the material changes in the underlying drivers (e.g. cash receipts from sale of oil and natural gas and cash payments to produce the oil and gas).  In your revised disclosure, include an explanation of the reason for the significant changes in your accounts receivable and payable which contributed to the decrease in your cash provided by operations.  Refer to FRC 501.13.b.1 for further guidance.

While considering this comment, we identified $3.2 million that was excluded from the adjustment we made to the statement of cash flows in 2007 related to noncash additions to property and equipment.  This error is further considered in the response to the next comment.  In future filings, we will expand our discussion related to operating cash flows in the Liquidity and Capital Resources section as follows:

When considering our liquidity and capital resources, we consider cash and cash equivalents and marketable securities together since all of these amounts are available to fund operating, exploration and development activities.  The $3.5 million increase in the balance of our cash and cash equivalents and our marketable securities balances during fiscal 2008 was lower than the $10.4 million increase in those balances during fiscal 2007.  The factors favorably impacting our liquidity and capital resources during 2008 included a $7.1 million increase in cash receipts from the sale of oil and gas and a $3.4 million decrease in cash expenditures on exploration and development.  These amounts were primarily offset by the payment by MPAL of the tax settlement with the Australian Taxation Office of $12.1 million and a $2 million increase in cash expenditures on the costs of producing the oil and gas.  The increase in cash from the sales of oil and gas was due to increased sales of $10.2 million offset by an increase in accounts receivable of $3.1 million.  Sales increases were mostly due to the 17% increase in barrels sold, (attributable essentially to a 45,000 barrel increase in the Nockatunga project) and a 27% increase in the average sales price per barrel (20% related to the Nockatunga project).  Although the significant changes in our accounts payable and accrued liability balances presented in the statement of cash flows for 2008 and 2007 might suggest a significant change in our liquidity and capital resources due to timing of payments or other factors, it should be noted that the actual change in the accounts payable and accrued liabilities balances are negligible after consideration of the foreign currency impact from period to period and the $3.2 million error further discussed in Note 1 to the consolidated financial statements.  The effect of this error was to overstate the cash outflow from operations presented in the 2007 by $3.2 million and the cash inflow from operations in 2008 by that same amount. This error does not affect the net change in cash and cash equivalents for either year.

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

Consolidated Statement of Cash Flows, page 39

3.
You have reclassified exploration and dry hole costs as an investing cash flow.  We believe costs that do not result in the acquisition of an asset, as described in paragraph 13 of SFAS 19, should not be classified as an investing activity on the statement of cash flows.  However, those cash flows for exploration wells that are initially capitalized, as described in paragraph 19 of SFAS 19, are appropriately classified as cash flows from investing activities.  Please revise your statements of cash flows to appropriately classify those cash flows identified as exploration and dry hole costs.  You may refer to our guidance issued within Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001, Section II.F.8(b), which can be found at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

We agree that certain exploration costs should not have been reclassified and presented as investing outflows.  As indicated above, while considering comment 2, we also identified $3.2 million that was excluded from the adjustment we made to the statement of cash flows in 2007 that related to noncash additions to property and equipment.

The following table presents the effects these errors had on the statement of cash flows in the previously filed 2008 Form 10-K.  Additionally, in the table, below the line Corrected net cash provided by operating activities, we have adjusted the percentage difference in 2008 for the effects of the Australian Taxation Office settlement which is a significant non-recurring transaction that lowered cash provided by operating activities to an abnormal level. This item related to a tax settlement for the years 1997-2005 for deductions taken by MPAL that were disallowed by the Australian Taxation Office.  Given the significant size and nature of this item, we believe the tax settlement payment should be added back into operating cash flows for the purpose of evaluating these errors for 2008.

	2006	2007	2008	9/30/2008

Net cash provided by operating activities per Statement of Cash Flows	11,765,925	21,273,813	4,211,265	7,126,248

Correction of reclass to investing activities for exploration and dry hole costs	(1,890,455)	(2,154,319)	(1,899,086)	(503,762)

Correction for noncash additions to property and equipment	-	(3,183,420)	3,183,420	-

Total corrections to net cash provided by operating activities	(1,890,455)	(5,337,739)	1,284,334	(503,762)

Corrected net cash provided by operating activities	9,875,470	15,936,074	5,495,599	6,622,486

Percentage difference	(19.1%)	(33.5%)	23.4%	(7.6%)

Australian Taxation Office Settlement			12,084,564

Adjusted Cash provided by operating activities			17,580,163

Adjusted percentage difference			7.3%

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

The impacts of the errors on cash flows from investing activities are as follows:

	2006	2007	2008	9/30/2008
Cash used in investing activities per Statement of Cash Flows	(9,531,320)	(18,019,572)	(2,150,396)	(228,123)

Cash (used)/provided by investing activities as corrected	(7,640,865)	(12,681,833)	(3,434,730)	275,639

Percentage difference	(24.7%)	42.1%	37.4%	(182.8%)

While we acknowledge that the quantitative effects of these errors are large both in amount and percentage, we believe that, when considered from the perspective of what we understand as being significant to our investors’ decision making, these errors are not material. We do not think that this misclassification significantly changes the “total mix of information” that our investors consider to be important.  While operating cash flows or a non-GAAP measure such as EBITDA might be important to an investor in a larger, more established oil and gas exploration and production company, we do not believe it is as important a component of the “mix of information” that is evaluated by our investors.  Our investors are more focused on the level of our exploration and development activities and the value of our existing reserves which is driven by changes in the selling prices of oil and gas.

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

Because we are a relatively small and developing exploration entity, we believe that our investors choose to invest in us for two primary reasons: 1) the potential return on investment associated with our ability to convert exploratory activities into revenue producing reserves and 2) the potential to monetize our existing reserves, including our currently stranded natural gas reserves in Australia.  Accordingly, we do not believe that operating cash flows significantly influence the price of our stock.  It is more directly influenced by changes in the price of oil and gas as well as other significant announcements such as those related to the ATO tax matter described above or significant developments in our exploration program.

Given our size, we are not regularly followed by or commented on by analysts and we do not hold analyst/investor calls. Our most direct regular communication with investors occurs at our annual stockholders’ meeting. At our most recent stockholders’ meeting, the Company’s presentation to its stockholders focused on the Company’s exploration activity. Investors expressed interest in the level and location of current and future drilling activities. The highest level of interest at that time seemed to be in our plans for exploration in the United Kingdom.

The exploration and dry hole costs line within the statement of operations in our annual and interim financial statements as well as the disclosure of exploration, development and acquisition costs within Note 13 of our 2008 annual financial statements provides our investors with relevant information regarding our current exploration and drilling programs.  We further discuss these activities in Item I of our 2008 Form 10-K.

Given the level of interest in our exploration and drilling programs, the Company also releases information on exploration and drilling activities on a quarterly basis.  These reports summarize production activity, quarterly sales, quarterly exploration, and appraisal and development expenditures.  They do not discuss operating or investing cash flows, nor do they include a statement of cash flows.

Operating or investing cash flows has never been referred to in our stockholder meetings nor has any stockholder contacted the Company with questions related to operating or investing cash flows or the statement of cash flows.  Furthermore, the Company’s quarterly earnings releases include only an income statement. They do not discuss operating or investing cash flows nor do they include a statement of cash flows.

When we have held strategy sessions regarding the funding for our exploration activities with our Board of Directors, forecasted cash flows are reviewed and discussed, but they are not presented consistent with the format required by generally accepted accounting standards.  The discussions of forecasted cash flows center around total cash flows.  They do not include discussion of cash flows from operating versus investing activities.

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

Staff Accounting Bulletin 99 refers to various qualitative factors which could render a quantitatively insignificant error material. While the Staff of the SEC has made clear that the absence of these factors does not, by itself justify a conclusion that a quantitatively large error is immaterial, we nonetheless believe it is important to document our consideration of them to ensure that they do not contradict our conclusion:

•	This misstatement does not mask a change in earnings or other trends that are important to investors.
•	This misstatement does not hide a failure to meet analysts' consensus expectations for the Company - the Company is not covered by any analysts.
•
This misstatement does not change a loss into income or vice versa. It does not affect the statement of operation or net income (loss).  It only affects components of the statement of cash flows. Nor does it affect the cash and cash equivalents balance.

•
Although this misstatement concerns a segment of the Company’s business that plays a significant role in the Company’s operations, it does not affect the profitability of the segment. It merely is a misclassification of the components of the statement of cash flows.

•	This misstatement does not affect the Company’s compliance with regulatory requirements.

In summary, while the amounts of the error presented above are quantitatively large, we do not believe that they materially impact the “total mix of information” that is important to our investors. Accordingly, we propose to not correct the above identified errors in our previously issued statements of cash flows. Rather, in future filings, we will change our method of calculating the amount of exploration and dry hole costs to be reclassified as an investing cash flow to follow the Staff’s guidance issued within Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001, Section II.F.8(b).  In our second quarter 2008 report on Form 10-Q, we will disclose the effect of this change on the amounts previously presented and will also disclose the effects of the $3.2 million uncorrected error relating to non-cash additions to property and equipment on consolidated statement of cash flows for the years ended June 30, 2007 and 2008 as contained in our annual report on Form 10-K.  The disclosures we propose to include in our next 10-Q (to be inserted as the 3rd and 4th paragraphs of Note 1 Basis of Presentation) are as follows:

Subsequent to the issuance of our 2008 annual report on Form 10-K we determined that in our consolidated statement of cash flows for the year ended  June 30, 2007, we inappropriately added back to cash flows from operating activities, $3.2 million of accounts payable related to property and equipment additions. This increase in accounts payable should have been reflected as a reduction of cash outflows from investing activities rather than an increase in cash flows from operating activities. This error also affected our consolidated statement of cash flows for the year ended June 30, 2008 as these amounts should have increased cash flows from operating activities through the adjustment for the change in accounts payable and should have been reflected as an increase to reported cash outflows for additions to property and equipment in the investing activities section for that year.  We believe this error is not material and does not require restatement of our previously issued financial statements. We do, however, encourage investors to consider these amounts when referring to the affected consolidated statements of cash flows.

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

Additionally, we also recently determined that the amounts we have previously reported in our consolidated statements of cash flows as investing outflows for exploration and dry hole costs have included certain engineering and other costs that do not result in the acquisition of an asset and should, therefore, be classified as operating cash outflows rather than investing outflows. Beginning with the accompanying consolidated statement of cash flows for the six months ended December 31, 2008 the amount presented as investing cash outflows for exploration and dry hole costs includes only costs that result in the acquisition of an asset. The amounts of exploration and dry hole costs inappropriately included as investing outflows in previously issued consolidated statements of cash flows were: $1.3 million for the six months ended December 31, 2007 as contained herein, and $1.9 million, $2.1 million and $1.9 million for the years ended June 30, 2008, 2007 and 2006, respectively, as contained in 2008 Form 10-K. We believe these errors are not material and do not require restatement of our previously issued financial statements. We do, however, encourage investors to consider these amounts when referring to the affected consolidated statements of cash flows.

Note 1 – Summary of Significant Accounting Policies

4.	Disclose your method or methods for testing goodwill for impairment as a significant accounting policy and the aggregate amount of goodwill for each segment reported.

In future filings, we will expand our disclosure related to our methods for testing goodwill for impairment as a significant accounting policy as follows:

Goodwill

The aggregate amount of goodwill at June 30, 2008 and 2007 is $4,020,706.  Goodwill is associated with the MPAL segment.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value may be impaired.  Our annual impairment testing date is June 30.

We employ the adjusted balance sheet method to estimate the fair value of MPAL.  This method entails estimating the fair value of all of MPAL’s balance sheet items as of the valuation date.  If the adjusted equity value, after considering the fair values of the assets and liabilities, is greater than the carrying value of MPAL, then no impairment is indicated.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Executive Summary, page 10

5.
We note you continue to identify new customers for the sale of gas produced from the Mereenie field subsequent to the expiration of the current gas supply contract with PWC in June 2009 but have not yet contracted with these identified customers.  We understand the potential customers are currently not prepared to accept gas deliveries until the 2010-2012 timeframe.  As the revenues from the sale of gas in the Mereenie field currently account for approximately 84% of your total gas sales, tell us how you have considered the potential inability to obtain new customers for the periods subsequent to June 2009 in your evaluations of impairment of the Mereenie field related assets.  Additionally, tell us how you have considered the reduction in cash flows from lack of sales subsequent to June 2009 in your goodwill impairment analyses.

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

We have included 1.86 MCF of Mereenie gas sales subsequent to June 2009 in our undiscounted cash flow analysis that is used in our impairment testing of the Mereenie field related assets and in our discounted cash flow analysis that is used in testing MPAL’s goodwill for impairment. This is our estimate of gas expected to be sold to our current customer due to expected delays in delivery of gas by their new supplier. These volumes represent less than $2.5 million of the undiscounted cash flow used in the impairment test for Mereenie and less than $2.2 million of the fair value of MPAL.  Given the small amount of these expected sales, excluding these volumes from the two impairment tests would have no impact as to whether the impairment tests passed or failed.

Liquidity and Capital Resources, page 10

6.
We note from your Form 10-K footnote disclosure that your cash and cash equivalents includes money market accounts and short-term commercial paper.  Considering current market conditions, disclose the composition of your cash balances and discuss why you consider these items to be readily convertible into known amounts of cash, as required by SFAS95, paragraph 8.

In future filings we will expand our disclosure related to cash and cash equivalents as follows:

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

Consolidated:

At June 30, 2008, the Company on a consolidated basis had approximately $34.6 million of cash and cash equivalents and $1.7 million in marketable securities.  The Company considers cash equivalents to be short term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of change in interest rates.  Cash balances were $2.1 million as of June 30, 2008 and the remaining $33.9 million was held in time deposit accounts in several Australian banks that had terms of 90 days or less.  One of these banks holds 38% of the total time deposit balance.

As the Company did not have any commercial paper at September 30, 2008 or June 30, 2008, we will revise the appropriate caption presented within the Cash and Cash Equivalents section of Footnote 1, Summary of Significant Accounting Policies, to remove the reference to commercial paper.

7.
Given the composition of your cash balances, tell us your consideration of disclosing known events or uncertainties that will or are reasonably likely to result in your liquidity changing in any material way.  Refer to Regulation S-K Item 303(a)(1).

We are not aware of any events or uncertainties related to our cash and cash equivalents balance that will or are reasonably likely to result in our liquidity changing in any material way. Our cash and cash equivalent balances are composed of highly liquid, relatively low risk investments that are readily convertible to known amounts of cash. We diversify these assets by investing them in several different financial institutions. The largest single holding represents 38% of the total. If this institution failed it would materially affect the liquidity of the Company.  Although, we do not believe that event is “reasonably likely” of occurring, we believe the fact that such a large balance is held at one bank would be relevant and have included the last sentence in the proposed disclosure above to provide that information.

Engineering Comments

Supplementary Oil and Gas Disclosure (Unaudited and Restated), page 59

Discounted Net Cash Flows, page 61

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

8.	With a view toward possible future disclosure, please tell us the year-end prices you applied to your proved reserves to calculate the standardized measure for each of the three years presented.

Year-end prices applied to proved reserves to calculate the standardized measure for each of the three years presented is as follows:

$A                                                          At June 30, 2008               At June 30, 2007            At June 30, 2006

Gas Prices (per MCF)
     Palm Valley (1)                                                     2.2312                                2.2767                                2.2023
     Mereenie (2)
          DAR85                                                             2.2904                                2.2781                                2.2521
          MSA2                                                              3.8378                                3.7364                                3.6482
          MSA3                                                              4.3754                                4.2554                                4.1507
          MSA4                                                              6.2939                                6.0379                                5.9896

Oil Prices (per BBL) (3)
Mereenie                                                           147.44                                  87.62                                  94.26
Cooper
      Aldinga                                                        138.24                                  84.03                                  86.12
      Kiana                                                            129.07                                  79.31                                  87.27
Nockatunga                                                       124.55                                  81.32                                  88.00

(1) Year end contract price through term of contract. Year end spot price used thereafter.
(2) Year end contract price
(3) Year end spot price

In a view toward future disclosure, we propose to include the following sentence in the introduction to the tables presenting the standardized measure of future net cash flows relating to our oil and gas reserves presented in the unaudited Supplementary Oil and Gas Disclosure note to the consolidated financial statements:

These amounts were calculated using prices and costs in effect for each individual property as of June 30 for each year. These prices were not changed except where different prices were fixed and determinable from applicable contracts.

Mr Gary Newberry
U.S. Securities and Exchange Commission
January 30, 2009

Additional Information Regarding Discounted Future Net Cash Flows, page 62

We note your statement, “All the crude oil reserves are developed reserves.” and your presentation of 520,000 barrels of proved developed oil reserves and 778,000 barrels of total proved oil reserves for June 30, 2008.  We see similar differences for the other years.  Please explain these inconsistencies to us and amend your document if it is appropriate.  Tell us the reserve figures you used in your depletion calculations.

The statement in the disclosure “All of the crude oil reserves are developed reserves” is incorrect. The figures referred to above and the remaining figures in the table on page 60 are correct.  We will delete the sentence referred to above in our future filings. The reserve figures used in our depletion calculations are the proved developed figures presented on page 60.

*****************

In responding to your comments and as you have requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your comments.  If you have any questions, please feel free to call me at 860-293-2006 or Edward B. Whittemore of Murtha Cullina LLP, legal counsel to the Company, at (860) 240-6075.

Sincerely,

Daniel J. Samela
Chief Financial Officer
Magellan Petroleum Corporation
cc:           Edward B. Whittemore